UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 21 November 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Results of Harmony’s annual general meeting
Johannesburg: Friday, 21 November 2014: Harmony Gold Mining Company Limited
(‘Harmony’ or ‘the Company) advises shareholders that, at Harmony’s annual general meeting held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting forming part of the
Company’s 2014 integrated annual report. There were 435 842 547 ordinary shares in issue as at the date of annual general meeting.
The voting results of the resolutions were as follows:

Ordinary
resolution 1:

Re-election of director: Ken Dicks
Shares
voted for
(%total
shares
voted)
Shares
voted
against
(% total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
99.66%
0.34%
291 923 726
67%
15%

Ordinary
resolution 2:

Re-election of director: Simo Lushaba
Shares
voted for
(%total
shares
voted)
Shares
voted
against
(% total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
99.69%
0.31%
316 530 229
73%
9%

Ordinary
resolution 3:

Re-election of director: Mavuso Msimang
Shares
voted for
(%total
shares
voted)
Shares
voted
against
(% total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
99.72%
0.28%
355 553 348
82%
0.03%
Issued by Harmony Gold
Mining Company Limited

21 November 2014

For more details contact:
Henrika Ninham
Investor Relations Manager

+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:          HAR
NYSE:       HMY
ISIN No.:  ZAE000015228

Registration number:
1950/038232/06

Ordinary
resolution 4:

Re-election of director: John Wetton
Shares
voted for
(%total
shares
voted)
Shares
voted
against
(% total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
99.69% 0.31% 316 531 930
73% 8.99%

Ordinary
resolution 5:

Re-election of audit and risk committee member: John
Wetton
Shares
voted for
(%total
shares
voted)
Shares
voted
against
(% total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
99.96%
0.04% 355 555 553
82%
0.03%

Ordinary
resolution 6:

Re-election of audit and risk committee member: Fikile
De Buck
Shares
voted for
(%total
shares
voted)
Shares
voted
against
(% total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
99.96%
0.04% 355 554 612 82%
0.03%

Ordinary
resolution 7:

Re-election of audit and risk committee member: Simo
Lushaba
Shares
voted for
(%total
shares
voted)
Shares
voted
against
(% total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
99.96% 0.04%
355 556 089
82%
0.03%

Ordinary
resolution 8:

Re-election of audit and risk committee member:
Modise Motloba
Shares
voted for
(%total
shares
voted)
Shares
voted
against
(% total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
99.96% 0.04% 355 553 300 82% 0.03%

Ordinary
resolution 9:

Re-election of audit and risk committee member:
Karabo Nondumo
Shares
voted for
(%total
shares
voted)
Shares
voted
against
(% total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
99.96% 0.04% 355 555 317 82%
0.03%

Ordinary
resolution
10:

Reappointment of external auditors:
PricewaterhouseCoopers Incorporated
Shares
voted for
(%total
shares
voted)
Shares
voted
against
(% total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
99.98% 0.02% 355 517 226 82% 0.04%

Ordinary
resolution
11:

Approval of remuneration policy
Shares
voted for
(%total
shares
voted)
Shares
voted
against
(% total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
53.24% 46.76% 354 936 929
81%
0.17%

Special
resolution 1:
Non-executive director’s remuneration: The board
withdrew the proposed 6% increase in fees. An
additional attendance fee of R10,000 per board meeting
was approved.
Shares
voted for
(%total
shares
voted)
Shares
voted
against
(% total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares in
issue)
Shares
abstained (%
of total
shares in
issue)
99.86% 0.14%
354 936 195 81%
0.17%
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 21, 2014
Harmony Gold Mining Company Limited
By:    /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director